UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
For the three and six months ended June 30, 2026

SEABRIDGE GOLD INC. Condensed Consolidated Interim Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars)

	Notes	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents		$81,472	$117,528
Amounts receivable and prepaid expenses		7,778	4,482
Investments in marketable securities		13,981	8,750
Assets held for distribution	4	-	83,388
		103,231	214,148
Non-current assets
Investment in associate		-	1,074
Other long-term assets and receivables		170,454	170,454
Mineral interests, property and equipment	5	1,443,670	1,347,672
Gold stream asset	6	11,737	-
Deferred income tax assets		-	12,412
Reclamation deposits	8	22,044	22,089
		1,647,905	1,553,701
Total assets		$1,751,136	$1,767,849

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	7	$47,400	$17,565
Lease obligations		549	366
Provision for reclamation liabilities	8	1,718	3,044
Liabilities held for distribution	5	-	19,908
		49,667	40,883
Non-current liabilities
Secured note liabilities	9	561,073	598,517
Deferred income tax liabilities		28,754	-
Lease obligations		685	1,073
Provision for reclamation liabilities	8	3,479	2,405
		593,991	601,995
Total liabilities		643,658	642,878

Shareholders’ equity	10	1,107,478	1,124,971
Total liabilities and shareholders’ equity		$1,751,136	$1,767,849
Subsequent events (Note 12), commitments and contingencies (Note 15)
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(Unaudited, expressed in thousands of Canadian dollars except common share and per common share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
Gain on distribution of mineral properties	4	$151,691	-	$151,691	-
Remeasurement of secured notes	9	18,279	(20,119)	15,700	(3,838)
Corporate and administrative expenses	13	(9,337)	(4,955)	(16,082)	(9,309)
Foreign exchange gain (loss)		(9,865)	28,255	(17,013)	30,181
Remeasurement gain on loss of significant influence		-	-	7,333	-
Other income - flow-through shares	10	-	5,928	-	6,223
Interest income		1,114	1,354	2,085	2,232
Finance costs and other		(2,200)	(159)	(2,220)	(289)
Income before income taxes		149,682	10,304	141,494	25,200
Income tax recovery (expense)		(32,176)	2,025	(30,635)	(2,320)
Net income		$117,506	$12,329	$110,859	$22,880

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss
Remeasurement of secured notes	9	$(10,882)	$(26,573)	$40,428	$(33,675)
Change in fair value of marketable securities		(3,775)	55	(3,176)	1,269
Tax impact		3,107	7,167	(10,827)	8,922
Total other comprehensive income (loss)		(11,550)	(19,351)	26,425	(23,484)
Total comprehensive income (loss)		$105,956	$(7,022)	$137,284	$(604)

Weighted average number of common shares outstanding
Basic	10	107,628,783	100,717,617	107,379,209	98,246,076
Diluted	10	108,354,713	101,146,808	108,110,403	98,668,609

Income per share
Basic	10	$1.09	$0.12	$1.03	$0.23
Diluted	10	$1.08	$0.12	$1.03	$0.23
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC. Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Unaudited, expressed in thousands of Canadian dollars except number of shares)

	Notes	Number of Shares	Share Capital	Stock-based Compensation Reserve	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Equity
As at December 31, 2025		106,554,091	$1,377,773	$7,362	$39,484	$(271,062)	$(28,586)	$1,124,971
Share issuance:
Interest expense paid in shares	9	489,927	16,793	-	-	-	-	16,793
At-The-Market offering	10	759,222	36,560	-	-	-	-	36,560
RSUs/DSUs settled	10	67,976	860	(860)	-	-	-	-
Share issuance costs		-	(770)	-	-	-	-	(770)
Deferred tax on share issuance costs		-	207	-	-	-	-	207
Stock-based compensation	13	-	-	4,183	-	-	-	4,183
Other comprehensive income		-	-	-	-	-	26,425	26,425
Distribution of Courageous Lake net assets to shareholders	4	-	-	-	-	(211,750)	-	(211,750)
Net income		-	-	-	-	110,859	-	110,859
As at June 30, 2026		107,871,216	$1,431,423	$10,685	$39,484	$(371,953)	$(2,161)	$1,107,478
As at December 31, 2024		91,912,919	$1,051,755	$4,198	$39,484	$(217,890)	$(34,529)	$843,018
Share issuance:
Bought deal and private placement, net of costs		8,180,000	136,600	-	-	-	-	136,600
Private placement	10	1,200,000	24,276	-	-	-	-	24,276
Interest expense paid in shares	9	585,395	10,308	-	-	-	-	10,308
At-The-Market offering	10	126,750	2,255	-	-	-	-	2,255
RSUs/DSUs settled		34,000	578	(578)	-	-	-	-
Share issuance costs		-	(1,071)	-	-	-	-	(1,071)
Deferred tax on Share issuance costs		-	1,880	-	-	-	-	1,880
Stock-based compensation	13	-	-	2,471	-	-	-	2,471
Other comprehensive loss		-	-	-	-	-	(23,484)	(23,484)
Net income		-	-	-	-	22,880	-	22,880
As at June 30, 2025		102,039,064	$1,226,581	$6,091	$39,484	$(195,010)	$(58,013)	$1,019,133
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited, expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating Activities
Net income	$117,506	$12,329	$110,859	$22,880
Adjustment for non-cash items:
Gain on distribution of mineral properties	(151,691)	-	(151,691)	-
Remeasurement (gain) loss on secured notes	(18,279)	20,119	(15,700)	3,838
Unrealized foreign exchange (gain) loss	10,783	(30,566)	18,441	(31,084)
Fair value (gain) on investments	-	-	(7,333)	-
Other income - flow-through shares	-	(5,928)	-	(6,223)
Stock-based compensation	2,082	1,409	4,183	2,471
Income tax expense (recovery)	32,176	(2,025)	30,635	2,320
Other non-cash items	1,276	1,114	633	1,277
Adjustment for cash items:
Environmental rehabilitation disbursements	(222)	(216)	(279)	(267)
Changes in working capital items:
Amounts receivable and prepaid expenses	(73)	771	(45)	640
Accounts payable and accrued liabilities	2,559	(611)	2,108	(1,097)
Net cash used in operating activities	(3,883)	(3,604)	(8,189)	(5,245)
Investing Activities
Mineral interests, property and equipment	(32,533)	(21,134)	(54,834)	(35,387)
Cash distributed related to the Courageous Lake spin-out	(10,000)	-	(10,000)	-
Payment to BC Hydro	-	(38,773)	-	(54,373)
Other	217	(684)	(224)	(466)
Net cash used in investing activities	(42,316)	(60,591)	(65,058)	(90,226)
Financing Activities
Share issuance, net of costs	(28)	29,864	35,791	168,236
Payment of lease liabilities	(129)	(104)	(211)	(234)
Net cash from financing activities	(157)	29,760	35,580	168,002
Effects of exchange rate fluctuation on cash and cash equivalents	936	(943)	1,611	(963)
Net increase (decrease) in cash and cash equivalents	(45,420)	(35,378)	(36,056)	71,568
Cash and cash equivalents, beginning of period	126,892	156,761	117,528	49,815
Cash and cash equivalents, end of period	$81,472	$121,383	$81,472	$121,383
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.
Notes to the condensed consolidated interim financial statements
As at and for the three and six months ended June 30, 2026 and 2025
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, unless otherwise noted)
1. Reporting entity
Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp., and Snowstorm Exploration (LLC), and is a Company engaged in acquiring, exploring, and advancing mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company was incorporated under the laws of British Columbia, Canada on September 14, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada and the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.
In December 2025, the Company announced a plan to spin out its 100%-owned Courageous Lake Gold Project, located in the Northwest Territories of Canada and held through its wholly-owned subsidiary, Seabridge Gold (NWT) Inc., into a separate publicly listed company, Valor Gold Corp (Valor). As a result, the assets and liabilities associated with the Courageous Lake Project were classified as held for distribution in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations as of December 31, 2025. On May 22, 2026, shareholders approved the proposed spin-out transaction, satisfying a significant condition to its completion. On June 3, 2026, the Company completed the transaction through a plan of arrangement, pursuant to which the shares of Seabridge Gold (NWT) Inc. were transferred to Valor and Valor shares were distributed to Seabridge shareholders. The assets and liabilities previously classified as held for distribution were derecognized upon completion of the transaction. Further details are provided in Note 6.
2. Basis of preparation
a)Statement of compliance
These unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these interim financial statements are consistent with those used in the Company's annual audited consolidated financial statements for the year ended December 31, 2025, except for the adoption of amendments to IFRS 9 “Financial Instruments” and IFRS 7 and the accounting policy adopted for the distribution of non-cash assets to shareholders. See Note 3.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. These condensed consolidated interim financial statements were authorized for issue by the Company’s board of directors on August 13, 2026.

b)Significant accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities as at the date of the condensed consolidated interim financial statements and reported amounts of income and expenses during the three and six months ended June 30, 2026. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 of the Company's annual audited consolidated financial statements for the year ended December 31, 2025. Significant judgments, estimates and assumptions arising from the Valor spin-out transaction and the gold stream asset are described below.

The fair value of the net assets distributed to shareholders in connection with the distribution of Valor Gold Corp. shares on June 3, 2026 was determined using a market-based approach based on comparable transactions. Judgment was required in determining representative transactions to arrive at the estimated fair value. In making this estimate, management made certain assumptions about a market participant’s view of fair value based on the relative size, scale, stage and complexity of the Courageous Lake Project. The valuation incorporates significant unobservable inputs and is classified as a Level 3 fair value measurement within the fair value hierarchy.

The fair value of the gold stream asset (refer to Note 6) was determined using a Monte Carlo valuation methodology. The inputs and assumptions used in determining the fair value were derived from observable market data where possible. A degree of estimation uncertainty was required in determining the discount rate used in determining the fair value of the gold stream asset. The valuation incorporates significant unobservable inputs and is classified as a Level 3 fair value measurement within the fair value hierarchy.
3. Material accounting policy information
a)Amended IFRS standard effective January 1, 2026
On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” and IFRS 7. The amendments include clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The application of these amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.
b)Accounting pronouncements issued but not yet effective
On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.
4. Completion of Valor Gold distribution
In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited. The Courageous Lake gold project consists of mining leases located in the Northwest Territories of Canada.
On June 3, 2026, the Company completed the previously announced spin-out of the Courageous Lake Project through a plan of arrangement. Prior to completion of the arrangement, the Courageous Lake Project was held through Seabridge Gold (NWT) Inc., a wholly-owned subsidiary of the Company. Pursuant to the arrangement, the shares of Seabridge Gold (NWT) Inc. were transferred to Valor, resulting in Valor acquiring ownership of the Courageous Lake Project.

As part of the arrangement, Seabridge shareholders received 0.511 common shares of Valor for each common share of Seabridge held.
Immediately prior to completion of the arrangement, the Company acquired a gold stream interest on the Courageous Lake Project for $4.9 million. The gold stream asset is accounted for separately from the distribution and is discussed in Note 6. The fair value of the gold stream asset was determined using a Monte Carlo valuation methodology and was measured at $13.6 million. The difference between the $4.9 million paid for the gold stream asset prior to the distribution of Valor and the fair value determined using the Monte Carlo valuation methodology was recognized immediately on distribution of Valor and is included in the gain on distribution.
The transaction was accounted for in accordance with IFRIC 17, Distributions of Non-cash Assets to Owners.
The fair value of Valor Gold Corp. was determined using a market-based approach based on comparable market transactions for other projects of similar size, scale, stage and complexity to the Courageous Lake Project. The fair value of Valor at the date of distribution was determined to be $211.8 million, resulting in a gain on distribution of $151.7 million for the three and six month ended June 30, 2026.
Upon completion of the arrangement, the Company derecognized the assets and liabilities associated with the Courageous Lake Project and recognized the following gain on distribution:

($000s)	June 3, 2026
Carrying value of Courageous Lake mineral interests	83,657
Carrying value of deferred tax liability	(19,998)
Cash distributed in connection with the distribution of Courageous Lake net assets to shareholders	10,000
Net assets distributed	73,659
Fair value of distribution to shareholders	211,750
Fair value of the gold stream asset	13,600
Gain on distribution of mineral properties	151,691
5. Mineral interests, property and equipment

($000s)	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets [1]	Total
Cost
As at January 1, 2025	802,590	277,979	175,722	2,728	1,259,019
Additions	104,751	77,174	45	565	182,535
Reclassification to assets held for distribution	(83,389)	-	-	-	(83,389)
As at December 31, 2025	823,952	355,153	175,767	3,293	1,358,165
Additions	42,402	54,471	441	300	97,614
As at June 30, 2026	866,354	409,624	176,208	3,593	1,455,779
Accumulated Depreciation
As at January 1, 2025	-	-	6,192	1,403	7,595
Depreciation expense [2]	-	-	2,475	423	2,898
As at December 31, 2025	-	-	8,667	1,826	10,493
Depreciation expense [2]	-	-	1,150	466	1,616
As at June 30, 2026	-	-	9,817	2,292	12,109
Net Book Value
As at December 31, 2025	823,952	355,153	167,100	1,467	1,347,672
As at June 30, 2026	866,354	409,624	166,391	1,301	1,443,670

1.Right-of-use assets consist of property and equipment related to assets leased and accounted for under IFRS 16
2.Depreciation expense related to camps, equipment, and right-of-use assets associated with the KSM construction is capitalized to construction in progress

Mineral interests, property and equipment additions by project are as follows.

($000s)	Balance at January 1, 2026	Additions					Balance at June 30, 2026
		Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions
Additions
KSM	1,176,836	37,414	54,471	441	300	92,626	1,269,462
Bronson Corridor	101,001	3,155	-	-	-	3,155	104,156
Snowstorm	42,055	948	-	-	-	948	43,003
3 Aces	36,793	709	-	-	-	709	37,502
Grassy Mountain	869	176	-	-	-	176	1,045
Corporate	611	-	-	-	-	-	611
Total	1,358,165	42,402	54,471	441	300	97,614	1,455,779

($000s)	Balance at January 1, 2025	Additions					Reclassification to assets held for distribution	Balance at December 31, 2025
		Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions
Additions
KSM	1,023,292	75,760	77,174	45	565	153,544	-	1,176,836
Courageous Lake	82,609	780	-	-	-	780	(83,389)	-
Bronson Corridor	81,140	19,861	-	-	-	19,861	-	101,001
Snowstorm	40,538	1,517	-	-	-	1,517	-	42,055
3 Aces	30,058	6,735	-	-	-	6,735	-	36,793
Grassy Mountain	771	98	-	-	-	98	-	869
Corporate	611	-	-	-	-	-	-	611
Total	1,259,019	104,751	77,174	45	565	182,535	(83,389)	1,358,165
Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.
During the six months ended June 30, 2026, $0.3 million of mineral interest expenditures were incurred in respect of Courageous Lake prior to completion of the distribution and were included in the gain on distribution calculation in Note 4.
During the six months ended June 30, 2026, additions to construction in progress at KSM consisted of $36.5 million assets under construction costs, $16.8 million of capitalized borrowing costs, and $1.1 million of capitalized depreciation expense.
During the comparative six months ended June 30, 2025, additions to construction in progress consisted of $14.6 million assets under construction costs, $17.2 million of capitalized borrowing costs, and $1.3 million of capitalized depreciation expense.
6. Gold stream asset
On June 3, 2026, in connection with the completion of the Valor Gold spin-out transaction, the Company acquired a gold stream interest on the Courageous Lake Project pursuant to a Gold Purchase Agreement ("Agreement") with Valor Gold Corp.
Under the Agreement, the Company is required to purchase 10% of refined gold production from the Courageous Lake Project. Delivery and purchase commence upon the achievement of commercial production and are required for quarters in which the average quarterly gold price equals or exceeds US$4,000 per ounce. For each ounce delivered, the Company will pay US$4,000 per ounce. The Agreement has an initial term of 40 years and may be extended in accordance with its terms.
Immediately prior to completion of the arrangement, the Company acquired the gold stream asset for $4.9 million. The fair value of the gold stream asset at the date of distribution was determined using a Monte Carlo valuation methodology and was measured at $13.6 million on June 3, 2026. The Company concluded that the gold stream is a financial instrument within the scope of IFRS 9 and is measured at fair value through profit or loss.
As at June 30, 2026, the gold stream asset was remeasured to an estimated fair value of $11.7 million, resulting in a net unrealized loss of $1.9 million recognized in the condensed consolidated statement of operations during the three and six months ended June 30, 2026 .
Significant valuation inputs included forecast gold production, future gold prices, long-term inflation rate assumptions, the contractual stream terms, the timing of expected cash flows and market participant discount rates. The valuation incorporates significant unobservable inputs and is classified as a Level 3 fair value measurement within the fair value hierarchy.
Significant assumptions and inputs used in the valuation were as follows:

Key inputs and assumptions	June 3, 2026	June 30, 2026
Forecast attributable production in thousands of ounces	580	580
Gold spot price per ounce	$4,437	$4,008
Gold stream discount factor	37.7%	37.7%
Risk-free rate	5.0%	5.0%
Credit spread	4.1%	4.1%
Gold price volatility	17.5%	17.5%
Expected commencement of production	2033	2033

Sensitivity Analysis:
For the fair value of the gold stream, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
•Long-term gold prices	•Future gold prices were 10% higher	$2.8
	•Future gold prices were 10% lower	$(2.6)
•Discount rates	•Discount rates were 1% higher	$(1.0)
	•Discount rates were 1% lower	$1.2
Key unobservable inputs
•Forecasted production	•Gold production volumes were 10% higher	$1.2
	•Gold production volumes were 10% lower	$(1.2)

7. Accounts payable and accrued liabilities

($000s)	June 30, 2026	December 31, 2025
Trade payables	6,398	13,046
Trade accruals	36,895	2,939
Non-trade payables and other accrued liabilities	4,107	1,579
	47,400	17,564
Included in trade accruals at June 30, 2026 is $35.8 million related to the KSM Project, primarily for construction, development, engineering and feasibility study activities.
8. Provision for reclamation liabilities
The provision for reclamation liabilities represents the estimated present value of future costs to rehabilitate disturbed areas and meet environmental closure obligations. As at June 30, 2026, the provision for reclamation liabilities amounted to $5.2 million (December 31, 2025 - $5.4 million), of which $1.7 million is classified as current and $3.5 million as long‑term.

The movements in the provision for reclamation liabilities during the six months ended June 30, 2026 were as follows:

($000s)	June 30, 2026	June 30, 2025
Beginning of period	5,449	7,292
Disbursements	(279)	(267)
Accretion	27	76
End of period	5,197	7,101

The provision is measured using present value of future cash flows. The expected timing of cash outflows required to settle the obligations is over the next three years. The nominal discount rate used to calculate the present value of the reclamation obligations was 2.7% at June 30, 2026 (December 31, 2025 - 2.6%).

As at June 30, 2026, the Company has placed a total of $22.0 million (December 31, 2025 - $22.1 million) on deposit with financial institutions or with government regulators that are pledged as security against current and future reclamation liabilities. The deposits are recorded on the condensed consolidated interim statements of financial position as reclamation deposits. As at June 30, 2026, and December 31, 2025, the Company also had $10.0 million of uncollateralized surety bond in support of environmental closure costs obligations related to KSM.
9. Secured Note liabilities
i.2022 Secured Note
On March 24, 2022, the Company, through its wholly-owned subsidiary, KSM Mining Inc. (“KSMCo”) sold a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a silver royalty on its KSM Project to the noteholder for US$225 million. The key terms of the 2022 Secured Note include:
•When the 2022 Secured Note matures, the noteholder will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first of:
a)Commercial production being achieved at KSM; and

b)March 24, 2032, or if the Environmental Assessment Certificate (“EAC”) expires, and the noteholder does not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035.
•Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares but subject to the limitation that no amount payable can be paid in common shares if, after the payment, the noteholder (on its own or when aggregated with the holdings of any person owning a beneficial interest in the 2022 Secured Note) would own more than 9.9% of the Company’s outstanding shares.
•The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before three years after commercial production has been achieved, for an amount that provides the noteholder a minimum guaranteed annualized return.
•If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the noteholder can put the 2022 Secured Note back to the Company for US$232.5 million, (“Silver Financing Put”) with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted above. This right expires once such project financing is in place. If the noteholder exercises this put right, their right to purchase the Silver Royalty terminates.
•If KSM’s EAC expires at any time while the 2022 Secured Note is outstanding, the noteholder can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted above. If the noteholder exercises this put right, their right to purchase the Silver Royalty terminates.
•If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the noteholder will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the noteholder, this increase will occur at the thirteenth anniversary from closing). As at June 30, 2026 and December 31, 2025, the fair value of the 2022 Secured Note was calculated based on a 75% gross silver royalty.
•The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.
During the second quarter of 2026, the 2022 Secured Note agreement was amended, extending the Silver Financing Put exercise date to March 24, 2028 and increasing the put exercise amount by 6.5% to US$247.1 million.
To satisfy the interest payment on the 2022 Secured Note, the Company issued 293,956 common shares, in respect of the interest incurred during the six months ended June 30, 2026 (six months ended June 30, 2025 - 585,395 common shares).
A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.
The 2022 Secured Note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production securing project financing, silver prices and discount rates. As at June 30, 2026, the fair value of the 2022 Secured Note is determined based on the assumption that the EAC will not expire.

According to IFRS 13, the fair value of a financial liability with a demand feature must not be lower than the amount payable on demand, discounted from the earliest possible date that payment could be demanded. Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, the Company continues to assume that the Silver Financing Put would become exercisable on March 24, 2028.
As at June 30, 2026 and December 31, 2025, the fair value of the 2022 Secured Note exceeded the discounted value of the contractual cash flows related to the Silver Financing Put embedded within the 2022 Secured Note, leading the Company to record the higher amount.
During the three and six months ended June 30, 2026, the fair value of the 2022 Secured Note increased by $24.4 million and $7.3 million, respectively (three and six months ended June 30, 2025 - decreased by $12.8 million and $9.3 million, respectively). The following key inputs and assumptions were used in the determination of fair value:

Key inputs and assumptions	June 30, 2026	December 31, 2025
Forecast silver production in thousands of ounces	166,144	166,144
Silver spot price per ounce [1]	$58.80	$71.99
Royalty rate	75%	75%
Risk-free rate	4.9%	4.8%
Credit spread	5.3%	4.6%
Share price volatility	60%	60%
Silver royalty discount factor	15.8%	14.5%
1.The metal prices used in the model are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.
The movements in the carrying value of the 2022 Secured Note during the three and six months ended June 30, 2026 were as follows:

($000s)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Fair value beginning of the period	317,215	317,284	334,330	313,766
Change in fair value (gain) loss through profit and loss	14,601	787	19,654	3,364
Change in fair value (gain) loss through other comprehensive income (loss)	2,961	3,459	(23,568)	4,677
Foreign currency translation (gain) loss	6,831	(17,022)	11,192	(17,299)
Total change in fair value	24,393	(12,776)	7,278	(9,258)
Fair value end of the period	341,608	304,508	341,608	304,508

Sensitivity Analysis:
For the fair value of the 2022 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
•Silver price forward curve	•Future silver prices were 10% higher	$22.0
	•Future silver prices were 10% lower	$(22.3)
•Discount rates	•Discount rates were 1% higher	$(31.2)
	•Discount rates were 1% lower	$36.1
Key unobservable inputs
•Forecasted silver production	•Metal production volumes were 10% higher	$22.0
	•Metal production volumes were 10% lower	$(22.3)

ii.2023 Secured Note
On June 29, 2023, the Company and KSMCo, sold a secured note (“2023 Secured Note”) that is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on its 100% owned KSM for US$150 million. The key terms of the 2023 Secured Note include:
•When the 2023 Secured Note matures, the noteholder will use all of the principal amount repaid on maturity to purchase a 1% NSR, subject to adjustment of the amount as described below. Maturity occurs upon the first to occur of:
a)Commercial production being achieved at KSM; and
b)March 24, 2032 or, if the EAC expires and the noteholder does not exercise their right to put the 2023 Secured Note to the Company, on March 24, 2035.
•Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. Under the terms of the agreement, payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) was deferred and the Deferred Interest plus interest accrued on it (the “Interest Deferral Amount”) was settled in shares on December 29, 2025.
•The Company can elect to satisfy quarterly interest payments, by paying in cash or Seabridge common shares at its option subject to limitations noted below. If commercial production is not achieved at KSM prior to March 24, 2032, the NSR on the Maturity Date will increase to 1.25%
•The Company has the option to buyback 50% of the NSR to a 0.5% NSR (or to 0.625%) on or before three years after commercial production has been achieved, for an amount that provides the noteholder a minimum guaranteed annualized return.
•If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the noteholder can put the 2023 Secured Note back to the Company for US$155 million, (“NSR Financing Put”) plus accrued and unpaid interest. This put right expires once such project financing is in place. If the noteholder exercises this put right, their right to purchase the NSR terminates.
•If KSM’s EAC expires at anytime while the 2023 Secured Note is outstanding, the noteholder can put the 2023 Secured Note back to the Company at any time over the following nine months for US$165 million plus accrued and unpaid interest.
If the noteholder exercises this put right, their right to purchase the NSR terminates.
•The Company can elect to satisfy payments due on the exercise of either of the put rights in cash or by delivering common shares at its options subject to limitations noted below.
•No amount payable shall be paid in common shares if, after the payment, the noteholder would own more than 9.9% of the Company’s outstanding shares.
•The Company’s obligations under the 2023 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.
During the second quarter of 2026, the 2023 Secured Note agreement was amended, extending the NSR Financing Put exercise date to March 24, 2028 and increasing the put exercise amount by 6.5% to US$164.8 million.
To satisfy the interest payment on the 2023 Secured Note for the six months ended June 30, 2026, the Company issued 195,971 common shares in settlement of interest incurred during the period. Interest incurred during the six months ended June 30, 2025 was accrued as Deferred Interest. The Interest Deferral Amount was settled on December 29, 2025 through the issuance of 774,841 Seabridge common shares.
A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.
The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production, securing project financing, metal prices forecast and discount rates. As at June 30, 2026, the fair value of the 2023 Secured Note is determined based on the assumption that the EAC will not expire.
According to IFRS 13, the fair value of a financial liability with a demand feature must not be lower than the amount payable on demand, discounted from the earliest possible date that payment could be demanded. Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, the Company continues to assume that the NSR Financing Put would become exercisable on March 24, 2028.
As at June 30, 2026, and December 31, 2025, the fair value of the 2023 Secured Note exceeded the discounted value of the contractual cash flows related to the NSR Financing Put embedded within the note, leading the Company to record the higher amount.
During the three and six months ended June 30, 2026, the fair value of the 2023 Secured Note decreased by $20.8 million and $44.7 million, respectively (three and six months ended June 30, 2025 - increased by $32.3 million and $22.6 million, respectively). The following key inputs and assumptions were used in the determination of fair value:

Key inputs and assumptions	June 30, 2026	December 31, 2025
Forecast NSR:
Gold in thousands of ounces	10,500	10,500
Silver in thousands of ounces	29,876	29,876
Copper in millions of pounds	19,322	19,322
Molybdenum in millions of pounds	152	152
Metals spot prices [1]
Gold per ounce	$4,016.70	$4,307.95
Silver per ounce	$58.80	$71.99
Copper per pound	$6.07	$5.63
Molybdenum per pound	$31.11	$21.50
NSR Rate	1.25%	1.25%
Risk-free rate	4.9%	4.8%
Credit spread	5.3%	4.6%
Share price volatility	60%	60%
NSR royalty discount factor	15.8%	14.5%
1.The metal prices used in the model are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.
The movements in the carrying value of the 2023 Secured Note during the three and six months ended June 30, 2026 were as follows:

($000s)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Fair value beginning of the period	240,227	239,069	264,187	248,786
Change in fair value (gain) loss through profit and loss	(32,880)	22,706	(35,354)	7,346
Change in fair value (gain) loss through other comprehensive income (loss)	7,921	23,114	(16,860)	28,998
Foreign currency translation (gain) loss	4,197	(13,543)	7,492	(13,784)
Total change in fair value	(20,762)	32,277	(44,722)	22,560
Fair value end of the period	219,465	271,346	219,465	271,346
Sensitivity Analysis:
For the fair value of the 2023 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
•Metals price forward curve	•Future metal prices were 10% higher	$14.3
	•Future metal prices were 10% lower	$(14.5)
•Discount rates	•Discount rates were 1% higher	$(22.3)
	•Discount rates were 1% lower	$26.0
Key unobservable inputs
•Forecasted metal production	•Metal production volumes were 10% higher	$14.1
	•Metal production volumes were 10% lower	$(14.2)

10.    Shareholders’ equity
The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at June 30, 2026 or December 31, 2025.
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.
The properties in which the Company currently has an interest are in the pre-operating stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company anticipates spending its existing working capital and raising additional amounts as needed.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the first half of 2026. The Company considers its capital to be share capital, stock-based compensation, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.
a)Equity financing
During the first quarter of 2025, the Company established an At-The-Market ("ATM") equity program permitting the issuance of up to US$100 million of common shares from time to time. During the first quarter of 2026, the Company issued 759,222 common shares under the ATM program at an average selling price of $48.15 per share for net proceeds of $35.8 million, representing the remaining capacity available under the program.
During the first quarter of 2025, the Company issued 126,750 common shares under the ATM program at an average selling price of $17.79 per share for net proceeds of $2.2 million.
During the second quarter of 2025, the Company also issued 1,200,000 flow-through common shares at $25.38 per share for gross proceeds of $30.5 million. A flow-through premium liability of $6.2 million was recognized on issuance. During the six months ended June 30, 2025, the Company incurred $2.7 million of qualifying exploration expenditures and recognized $0.5 million of the flow-through premium in other income.

b) Share-based payments
The Company provides share‑based compensation to officers and employees in the form of restricted share units (“RSUs”) and to the directors as deferred share units (“DSUs”) in accordance with the Seabridge Gold Inc. Restricted Share Unit and Deferred Share Unit Plan (the “Plan”). All awards granted under the Plan are equity‑settled and are accounted for in accordance with IFRS 2 – Share‑based Payment.
RSUs
RSUs are granted to employees and officers of the Company and vest in accordance with the vesting conditions specified in the applicable award agreements. RSUs may contain service‑based, performance‑based, and market‑based vesting conditions. Upon vesting, each RSU entitles the holder to receive one common share of the Company, net of any applicable withholding taxes. Unvested RSUs are forfeited if the vesting conditions are not satisfied.
DSUs
DSUs are granted to directors of the Company and vest in accordance with the terms of the applicable award agreements. DSUs are not payable until the holder ceases to provide services to the Company,

after which the holder is entitled to receive one common share of the Company for each DSU held. DSUs do not carry voting rights, and dividend equivalents declared on the Company’s common shares are credited to the holder in the form of additional DSUs prior to settlement.
During the second quarter of 2026, the Company granted 36,319 RSUs and 3,651 DSUs in connection with the completion of the Valor Gold Corp. spin-out transaction. The additional units were issued pursuant to the adjustment provisions of the Company's Plan to preserve the economic value of outstanding awards following the distribution of Valor shares to Seabridge shareholders. The adjustment was intended to place holders of outstanding RSUs and DSUs in a substantially equivalent economic position immediately before and after completion of the spin-out
The following tables summarize the changes in RSUs and DSUs:

	RSUs	DSUs	Total
Outstanding balance January 1, 2026	888,896	82,900	971,796
Granted	42,319	3,651	45,970
Settled	(67,976)	-	(67,976)
Expired/forfeited	(9,505)	-	(9,505)
Outstanding balance June 30, 2026	853,734	86,551	940,285

	RSUs	DSUs	Total
Outstanding balance January 1, 2025	782,801	54,500	837,301
Granted	195,100	40,400	235,500
Settled	(80,173)	(12,000)	(92,173)
Expired/forfeited	(8,832)	-	(8,832)
Outstanding balance December 31, 2025	888,896	82,900	971,796
Fair value measurement and expense recognition
The grant‑date fair value of RSUs and DSUs is based on the quoted market price of the Company’s common shares on the grant date.
For RSUs that include market‑based vesting conditions, the grant‑date fair value incorporates the effect of such conditions using an appropriate valuation methodology consistent with IFRS 2. Market‑based vesting conditions are not adjusted for actual outcomes and are reflected in compensation expense regardless of whether the market‑based conditions are ultimately satisfied.
For RSUs that include service‑based and non‑market performance vesting conditions, the grant‑date fair value is not adjusted for these conditions. Compensation expense for these awards is recognized over the applicable vesting period and is adjusted for actual forfeitures and the achievement of non‑market performance conditions.
The grant‑date fair value of DSUs is recognized as compensation expense over the applicable service period specified in the award agreement.
Share‑based compensation expense recognized in profit or loss was:

($000s)	Six months ended June 30,
	2026	2025
RSUs	3,963	2,167
DSUs	220	304
	4,183	2,471

c) Basic and diluted net income per common share
Basic and diluted net income attributable to common shareholders for the three and six months ended June 30, 2026 was $117.5 million and $110.9 million, respectively (three and six months ended June 30, 2025 – $12.3 million and $22.9 million, respectively).
Net income per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Potentially dilutive instruments are included in diluted earnings per share using the treasury method when applicable. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

(Number of common shares)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Basic and diluted weighted average shares outstanding	107,628,783	100,717,617	107,379,209	98,246,076
Weighted average shares dilution adjustments
Restricted share units	682,449	428,269	686,656	422,518
Deferred stock units	43,481	922	44,538	15
Diluted weighted average shares outstanding	108,354,713	101,146,808	108,110,403	98,668,609

11.    Cash flow items
Adjustment for other non-cash items within operating activities:

($000s)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Equity loss of associate	-	113	-	198
Remeasurement of Gold Stream	2,179	-	2,179	-
Depreciation	19	19	38	40
Finance costs, net	14	39	27	76
Effects of exchange rate fluctuation on cash and cash equivalents	(936)	943	(1,611)	963
	1,276	1,114	633	1,277
12.    Fair value of financial assets and liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.
Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.
Level 3: Inputs are unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the six months ended June 30, 2026, the Company determined the fair value of the Valor distribution at $211.8 million. The fair value measurement was classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs. The valuation was determined using a market-based approach based on comparable market transactions involving projects of similar size, scale, stage and complexity to the Courageous Lake Project.
The Company’s fair values of financial assets and liabilities were as follows:

($000s)	June 30, 2026
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Assets
Investment in marketable securities	13,981	13,981	-	-	13,981
Gold stream asset	11,737	-	-	11,737	11,737
	25,718	13,981	-	11,737	25,718
Liabilities
Secured note liabilities	561,073	-	-	561,073	561,073

($000s)	December 31, 2025
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Assets
Investment in marketable securities	8,750	8,750	-	-	8,750
Liabilities
Secured note liabilities	598,517	-	-	598,517	598,517
The following table summarizes the changes in the carrying amount of the Level 3 gold stream asset during the six months ended June 30, 2026:

($000s)	June 30, 2026
Initial recognition	13,600
Fair value loss recognized in profit or loss	(1,863)
Fair value end of the period	11,737
The carrying value of cash and cash equivalents, short-term deposits, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial assets and liabilities.
The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
The Company’s credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.
Liquidity Risk
The Company’s approach to managing liquidity risk is to maintain sufficient cash resources and access to financing to meet obligations as they become due. As at June 30, 2026, the Company had cash and cash equivalents of $81.5 million (December 31, 2025 - $117.5 million) and current financial liabilities of $49.7 million (December 31, 2025 - $21.0 million). Except for the secured note liabilities, lease obligations and the reclamation obligations, the Company’s financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms.
Subsequent to June 30, 2026, the Company entered into an unsecured non-revolving loan agreement with a strategic investor providing for a loan facility of up to US$100.0 million. The facility bears interest at 7% per annum, is available through December 31, 2026 and may be used to fund the Company's working capital requirements and capital expenditures related to the KSM Project. Amounts drawn under the loan facility, if any, are due on or before December 31, 2026. Subject to the terms of the loan agreement, the Company may elect to settle all or a portion of the principal and accrued interest in cash, common shares, or a combination thereof. Any issuance of common shares is subject to TSX approval and applicable TSX pricing requirements. The issue price of any shares cannot be lower than the minimum price permitted under TSX requirements and, in all cases, is determined based on the greater of 92.5% of the 20-day volume weighted average trading price and the minimum price permitted by the TSX. The number of shares issuable is further limited such that the lender and its affiliates cannot own more than 4.9% of the Company's outstanding common shares following the issuance. To the extent these requirements are not satisfied, settlement must be made in cash.
As of the date these financial statements were authorized for issuance, no amounts had been drawn under the loan.
The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. During the six months ended June 30, 2026, the Company raised net proceeds of $35.8 million through issuances under its ATM equity program, which has now been fully utilized (see Note 10).
With respect to the secured notes (Note 9), and following an amendment to the secured note liabilities during the second quarter of 2026, as at June 30, 2026, the Company has assessed that the Silver and NSR Financing Puts (“Financing Puts”) are expected to become exercisable on March 24, 2028, and are not exercisable prior to that date. If exercised, the Company would be required to pay US$247.1 million, plus accrued and unpaid interest related to the 2022 Secured Note, and US$164.8 million, plus accrued and unpaid interest related to the 2023 Secured Note. The Company has the option to settle amounts due on exercise of the Financing Puts through the issuance of common shares, subject to ownership limitations, or in cash. The ultimate form of settlement will depend on the Company’s share price, capital structure, and the noteholder’s shareholdings at the date of settlement. As the Financing Puts are not exercisable until March 2028, the Company expects the Financing Puts will become exercisable at that time and no determination regarding the settlement method has been made as at June 30, 2026.
The following table details the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the condensed consolidated interim statements of financial position.

($000s)	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
2022 Secured Note including interest	20,762	41,523	41,523	237,799	341,607
2023 Secured Note including interest	13,841	27,682	27,682	150,260	219,465
Lease obligation	454	1,409	618	396	2,877
	35,057	70,614	69,823	388,455	563,949
Market Risk
(a) Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The secured note liabilities (Note 9) bear interest at a fixed rate of 6.5% per annum. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.
(b) Foreign Currency Risk
The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The secured note liabilities and the related interest payments are denominated in US dollars. The Company has the option to pay the interest either in cash or in shares. The Company also funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and has not entered into any foreign exchange hedges. As at June 30, 2026, the Company had cash and cash equivalents, long-term investments, reclamation deposits, gold stream asset, accounts payable and secured notes that are in US dollars.
(c) Investment Risk
The Company has investments in other publicly listed exploration companies, including an equity investment in Paramount, which are classified as investments in marketable securities. These shares were received primarily as option payments in connection with certain exploration properties the Company owns or has sold. In addition, the Company holds $8.0 million in a gold exchange-traded receipt, which is also recorded as an investment in marketable securities on the condensed consolidated interim statements of financial position. These investments are subject to a high degree of risk due to their nature; however, the related carrying amounts are not considered significant to the Company.
13.    Corporate and administrative expenses

($000s)		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025	2026	2025
Employee compensation		1,905	1,692	3,903	3,415
Stock-based compensation	10	2,082	1,409	4,183	2,471
Professional fees		446	752	1,357	1,061
Other general and administrative		1,130	1,102	2,265	2,362
Expenses related to assets held for distribution		3,774	-	4,374	-
		9,337	4,955	16,082	9,309
During the six months ended June 30, 2026, the Company incurred $4.4 million of costs related to the spin-out transaction.
14.    Related party disclosure
During the three and six months ended June 30, 2026 and 2025, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15.    Commitments and contingencies

	Payments due by years
($000s)	Total	2026	2027-2028	2029-2030	2031-2032
2022 Secured Note – interest	118,910	10,381	41,523	41,523	25,483
2023 Secured Note – interest	79,274	6,921	27,682	27,682	16,989
Capital expenditure commitments	89,521	89,521	-	-	-
Mineral interests	7,846	94	1,851	2,224	3,677
Lease obligation	2,877	454	1,409	618	396
	298,428	107,371	72,465	72,047	46,545
Prior to maturity, the 2022 Secured Note and the 2023 Secured Note bear interest at 6.5% per annum, or US$14.6 million and US$9.8 million per annum, respectively. Interest is payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares, subject to certain limitations described in Note 9. To date, the Company has elected to deliver common shares.